Mail Stop 4561

January 25, 2007

VIA USMAIL and FAX (505) 856 - 6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

> Re: **Falcon Ridge Development, Inc.**
> **Form 10-KSB for the year ended 12/31/2005**
> **Filed on 5/4/2006**
> **File No. 000-28759**

Dear Ms. Karen Y. Duran:

We have reviewed your response letter dated January 22, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 7 – Shareholders' Deficit, pages F-13 – F-15

1.   We have read your response to comment 2. You state that for all intents and purposes Mr. Montano and Ms. Duran meet the married couple test and qualify for common control under paragraph 3(b)(1) of EITF 02-5. You also cite SAB Topic 5-G as further support for your accounting for the transaction at the transferor's historical cost basis. Because this transaction does not occur prior to or contemporaneously with a first-time public offering, the guidance in SAB Topic 5-G does not apply. It does not appear that you meet the definition of immediate family members outlined in paragraph 3(b)(1) of EITF 02-5. As a result we reissue our previous comment. Please tell us the fair value of the transaction and how you considered paragraphs 7, 8, and 9 of SFAS 123 and EITF 96-18 in determining the fair value of the transaction.

2.   As previously issued, we will continue to monitor your amendment to the Form 10-Q for compliance to your November 1, 2006 response to our comment four issued in our letter dated October 11, 2006.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant